UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No.  )1

AeroVironment, Inc.
(Name of Issuer)

Common Stock, $0.0001 par value per share
(Title of Class of Securities)

008073108
(CUSIP Number)

GLENN W. WELLING
ENGAGED CAPITAL, LLC
610 Newport Center Drive, Suite 250
Newport Beach, California 92660
(949) 734-7900

STEVE WOLOSKY, ESQ.
OLSHAN FROME WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 11, 2013
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 008073108

1	NAME OF REPORTING PERSON Engaged Capital Master Feeder I, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,043,805
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,043,805
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,043,805
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.6%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 008073108

1	NAME OF REPORTING PERSON Engaged Capital Master Feeder II, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 109,296
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 109,296
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 109,296
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 008073108

1	NAME OF REPORTING PERSON Engaged Capital I, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,043,805
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,043,805
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,043,805
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.6%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 008073108

1	NAME OF REPORTING PERSON Engaged Capital I Offshore, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,043,805
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,043,805
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,043,805
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.6%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 008073108

1	NAME OF REPORTING PERSON Engaged Capital II, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 109,296
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 109,296
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 109,296
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 008073108

1	NAME OF REPORTING PERSON Engaged Capital, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,153,101
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,153,101
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,153,101
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.1%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 008073108

1	NAME OF REPORTING PERSON Engaged Capital Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,153,101
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,153,101
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,153,101
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.1%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 008073108

1	NAME OF REPORTING PERSON Glenn W. Welling
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,153,101
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,153,101
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,153,101
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.1%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 008073108

                The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

Item 1.	Security and Issuer.

This statement relates to the Common Stock, $0.0001 par value per share (the “Shares”), of AeroVironment, Inc. (the “Issuer”).  The address of the principal executive offices of the Issuer is 181 W. Huntington Drive, Suite 202, Monrovia, California 91016.

Item 2.	Identity and Background.

(a)           This statement is filed by:

(i)	Engaged Capital Master Feeder I, LP, a Cayman Islands exempted limited partnership (“Engaged Capital Master I”), with respect to the Shares directly and beneficially owned by it;

(ii)	Engaged Capital Master Feeder II, LP, a Cayman Islands exempted limited partnership (“Engaged Capital Master II”), with respect to the Shares directly and beneficially owned by it;

(iii)	Engaged Capital I, LP, a Delaware limited partnership (“Engaged Capital I”), as a feeder fund of Engaged Capital Master I;

(iv)	Engaged Capital I Offshore, Ltd., a Cayman Islands exempted company (“Engaged Capital Offshore”), as a feeder fund of Engaged Capital Master I;

(v)	Engaged Capital II, LP, a Delaware limited partnership (“Engaged Capital II”), as a feeder fund of Engaged Capital Master II;

(vi)	Engaged Capital, LLC, a Delaware limited liability company (“Engaged Capital”), as the general partner and investment advisor of each of Engaged Capital Master I and Engaged Capital Master II;

(vii)	Engaged Capital Holdings, LLC, a Delaware limited liability company (“Engaged Holdings”), as the managing member of Engaged Capital; and

(viii)	Glenn W. Welling, as the managing member and Chief Investment Officer (“CIO”) of Engaged Capital and the sole member of Engaged Holdings.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”  Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6.  Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b)           The address of the principal office of each of Engaged Capital Master I, Engaged Capital Master II and Engaged Capital Offshore is c/o Codan Trust Company (Cayman) Ltd., Cricket Square, Hutchins Drive, P.O. Box 2681, Grand Cayman KY1-1111, Cayman Islands.  The address of the principal office of each of Engaged Capital I, Engaged Capital II, Engaged Capital, Engaged Holdings and Mr. Welling is 610 Newport Center Drive, Suite 250, Newport Beach, California 92660. The officers and directors of Engaged Capital Offshore and their principal occupations and business addresses are set forth on Schedule A and are incorporated by reference in this Item 2.

CUSIP NO. 008073108

(c)           The principal business of each of Engaged Capital Master I and Engaged Capital Master II is investing in securities.  Each of Engaged Capital I and Engaged Capital Offshore is a private investment partnership that serves as a feeder fund of Engaged Capital Master I.  Engaged Capital II is a private investment partnership that serves as a feeder fund of Engaged Capital Master II. Engaged Capital is a registered investment advisor and serves as the investment adviser to each of Engaged Capital Master I, Engaged Capital Master II, Engaged Capital I, Engaged Capital Offshore and Engaged Capital II. Engaged Capital is also the general partner of each of Engaged Capital Master I, Engaged Capital Master II, Engaged Capital I, and Engaged Capital II. Engaged Holdings serves as the managing member of Engaged Capital.  Mr. Welling is the Founder, Managing Member and CIO of Engaged Capital, the sole member of Engaged Holdings and a director of Engaged Capital Offshore.

(d)           No Reporting Person, nor any person listed on Schedule A, annexed hereto, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           No Reporting Person, nor any person listed on Schedule A, annexed hereto, has during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           Engaged Capital Master I, Engaged Capital Master II and Engaged Capital Offshore are organized under the laws of the Cayman Islands.  Engaged Capital I, Engaged Capital II, Engaged Capital and Engaged Holdings are organized under the laws of the State of Delaware.  Mr. Welling is a citizen of the United States of America.  The citizenship of the persons listed on Schedule A is set forth therein.

Item 3.	Source and Amount of Funds or Other Consideration.

The Shares purchased by each of Engaged Capital Master I and Engaged Capital Master II were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases.  The aggregate purchase price of the 1,043,805 Shares beneficially owned by Engaged Capital Master I is approximately $20,703,049, including brokerage commissions.  The aggregate purchase price of the 109,296 Shares beneficially owned by Engaged Capital Master II is approximately $2,211,337, including brokerage commissions.

Item 4.	Purpose of Transaction.

The Reporting Persons acquired the Shares because, in their opinion, such Shares are undervalued and represent an attractive investment opportunity.  The Reporting Persons believe the Issuer’s share price does not adequately reflect:

1.	The potential for significant earnings and cash flow growth from the Issuer’s core Unmanned Aircraft Systems (“UAS”) business as U.S. Department of Defense (“DoD”) spending normalizes,

2.
The value of the Issuer’s cash, short- and long-term investments, which was $217.5 million as of April 30, 2013,1 representing approximately 47% of the Issuer’s market capitalization as of July 16, 2013, and

1  As reported by the Issuer in its Form 10-K filed with the SEC on June 26, 2013 (“2013 10-K”)

CUSIP NO. 008073108

3.	The Issuer’s advantaged position in pursuing multiple growth opportunities in the fast growing UAS market.

The Reporting Persons believe the Issuer has numerous opportunities to enhance the Issuer’s equity valuation.  Since their initial investment in November 2012, the Reporting Persons have maintained a dialogue with the Issuer’s management team regarding the Issuer’s (i) capital structure, (ii) capital allocation strategy, (iii) communications with investors, and (iv) corporate governance, including board composition.  The Reporting Persons have recently intensified their communications regarding these topics and, based on the discussions to date, the Reporting Persons believe the Issuer is interested in taking action to improve its performance.

Unrecognized Value

Unmanned Aircraft Systems – The Reporting Persons believe the Issuer maintains the world’s premier small UAS franchise as evidenced by the Issuer’s dominant market share.  As reported by the Issuer in its 2012 Annual Report,2 the Issuer’s small UAS represent 85% of the more than 7,500 unmanned aircraft in the Pentagon’s inventory.  The Reporting Persons believe the Issuer’s dominant position within the DoD for small UAS will lead to continued growth as defense appropriations for UAS stabilize and grow over time combined with an anticipated increase in both international UAS defense sales and non-defense, small UAS demand (including usage for border patrol, law enforcement, and agricultural monitoring).  The Reporting Persons believe that any negative impact the U.S. government’s budget sequestration is having on the Issuer’s revenues will be a short-term phenomenon driven by the short cycle nature of the Issuer’s UAS business.

Flexible cost structure – The Reporting Persons believe the Issuer operates under a flexible cost structure, as evidenced by the announcement on the Issuer’s June 25, 2013 conference call (the “June Call”) that the company had lowered its breakeven quarterly revenue run-rate to a range of $50-$55 million, down from a range of $60-$65 million cited on the previous quarterly earnings call.3  For the Fiscal Year 2014, the Issuer has advised that it expects to generate revenue of $230-$250 million and earnings per share on a fully diluted basis of $0.35-$0.50.4  However, during each of the fiscal years ending 2007, 2008, and 2009, the Issuer was able to generate over $1.00 in earnings per diluted share5 on annual revenues that were below the high-end of the Issuer’s Fiscal Year 2014 revenue guidance range of $250 million.  As a result, the Reporting Persons believe that if currently depressed revenue levels were to persist beyond Fiscal Year 2014, the Issuer has ample ability to right-size its cost structure and more than double diluted earnings per share.

Intellectual property – Since its founding in 1971, the Issuer has developed expertise in areas including lightweight aerostructures, power electronics, electric propulsion systems, and efficient electric power generation.  The Reporting Persons believe the Issuer owns an enviable IP portfolio, the value of which the Reporting Persons believe is material and is not reflected in the Issuer’s current equity valuation.

Growth initiatives – The Reporting Persons believe the Issuer has numerous near-term (Switchblade, UAS mission services, international small UAS) and long-term (commercial UAS, Global Observer, Efficient Energy Systems) growth opportunities that are not currently reflected in the Issuer’s equity valuation.

2  Report cites a July 2011 DoD publication
3  Fiscal 2013 third quarter earnings conference call on March 5, 2013
4  As of the Current Report filed on Form 8-K on June 25, 2013. Excludes any change in value from the Issuer’s CybAero convertible bond investment.
5  According to GAAP figures found in the Issuer’s Form 10-K filed with the SEC on June 24, 2009

CUSIP NO. 008073108

Switchblade – The Reporting Persons believe the Issuer’s Switchblade loitering munition has the potential to generate significant revenue growth given its unique characteristics as a back-packable, non-line-of-sight, precision strike solution.  In Fiscal Year 2013, Switchblade revenues increased 25% as DoD adoption began to ramp.6

UAS mission services – The Reporting Persons believe UAS mission services represent a significant near-term growth opportunity for the Issuer to expand the use of its small UAS.  Mission services clients sign long-term leases that include both equipment and labor services. Such agreements generate predictable recurring revenue in contrast to the volatile revenue associated with direct equipment sales.  The Issuer expects the U.S. Department of State (“DoS”) to release a mission services request for proposal (“RFP”) in the first half of Fiscal Year 2014 with an award anticipated in the second half of Fiscal Year 2014.7  Based on the size of a recently cancelled DoS RFP for mission services ($1 billion over five years) the Reporting Persons believe this RFP will be sizable and that the Issuer is in a strong position to compete for some, if not all, of the award.

International small UAS – International small UAS revenue reached an all-time high in Fiscal Year 2013.  Total international revenue in Fiscal Year 2013 grew over 100% and represented 15% of total revenue as compared to 5% of total revenue in Fiscal Year 2012.8  On the June Call, the Issuer stated that multiple U.S. allies have small UAS acquisition plans for this year and next.

Commercial UAS – The Federal Aviation Administration (“FAA”) has been tasked by Congress through the FAA Modernization and Reform Act of 2012 (the “Act”) with integrating UAS into the National Airspace System by September 2015.  The Act anticipates 30,000 drones operating domestically by 2020.  Once the FAA’s requirements for commercial drone usage are finalized, the Reporting Persons believe small UAS will be in high demand from domestic security agencies, such as police departments and border patrol, as well as from commercial customers in the agriculture, energy, and industrial markets.  The Reporting Persons believe the Issuer is uniquely positioned to take advantage of this demand given its first mover advantage and reputation serving the DoD.

Global Observer – Global Observer (“GO”), the Issuer’s largest UAS, is a hydrogen-powered, long endurance plane that can fly for up to seven days, effectively operating as a satellite.  While these systems are expensive relative to small UAS, the Reporting Persons believe GO is significantly cheaper than most satellite-like alternatives.  GO could potentially be adopted by a wide variety of customers, appealing to markets such as communications relay, disaster relief, and maritime operations in addition to the DoD.

Efficient Energy Systems (“EES”) – The Reporting Persons believe the Issuer’s EES segment is in a position to capitalize on the increasing demand for electric vehicle charging stations as more automobile manufacturers offer electric and plug-in hybrid models.

Correcting the Valuation Discount

Capital structure – The Reporting Persons believe the Issuer’s balance sheet provides significant risk mitigation as well as a source for equity value creation and/or capital distribution.  As of April 30, 2013, the Issuer maintained a cash, short-, and long-term investments balance of $217.5 million,9 representing approximately 47% of the Issuer’s market capitalization as of July 16, 2013, or $9.62 per common share outstanding.  Further, tangible equity value per share was $13.94.10  The Reporting Persons believe the Issuer’s current capital structure is inefficient. While the Issuer reports it has a series of near-term growth opportunities that may require increased capital investment, the Reporting Persons believe financing for these capital investments can be secured through the use of a revolving credit facility or term loan structure once contracts have been negotiated and revenues are more certain.

6  According to Issuer statements made on the June Call
7  According to Issuer statements made on the June Call
8  As reported by the Issuer in the 2013 10-K
9  As reported by the Issuer in the 2013 10-K
10 As of April 30, 2013 according to the 2013 10-K

CUSIP NO. 008073108

Capital allocation – The Reporting Persons believe that capital allocation will be an important component of equity value creation given the Issuer’s significant cash balance, annual free cash flow, and numerous growth initiatives.  However, the timing, size, required investment, and risk-adjusted returns for these growth projects do not appear to be well understood by investors.  As a result, the Reporting Persons believe the Issuer’s equity valuation does not reflect the value of a disciplined use of the Issuer’s large cash balance and future cash flows.  The Reporting Persons plan to work with the Issuer to assist the Company in implementing a proper capital allocation process with disciplines in place and which is duly communicated to investors such that the current cash balance and future cash flows are allocated to the highest and best return alternatives, whether organic/inorganic investments, share repurchases, or special/ordinary dividends.

Investor communications – The short-cycle nature of the Issuer’s core business, combined with customer concentration around the DoD, has historically created significant short-term revenue volatility.  The Reporting Persons believe the negative impact of this volatility on the Issuer’s valuation has been compounded by the Issuer’s failure to provide an adequate level of financial disclosure to investors.  The Reporting Persons plan to work with the Issuer to improve both financial disclosure and transparency.

Corporate governance – The Reporting Persons believe the addition of independent directors with expertise in capital allocation, public company valuation, and communications with investors would enhance the quality of the Issuer’s board of directors (the “Board”) and its governance profile.  Consistent with best practices, the Reporting Persons also believe the Issuer should declassify its board structure in a manner consistent with its organizational documents beginning with the 2013 annual meeting of stockholders (the “2013 Annual Meeting”).

CUSIP NO. 008073108

The Reporting Persons do not have any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein. The Reporting Persons have had and may continue to have discussions with the Issuer regarding the nomination of a candidate for election to the Board and have submitted a candidate for election to the Board at the 2013 Annual Meeting. The Reporting Persons intend to review their investment in the Issuer on a continuing basis.  Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, continuing to engage in communications with management and the Board of the Issuer, engaging in discussions with stockholders of the Issuer and others about the Issuer and the Reporting Persons’ investment, making proposals to the Issuer concerning changes to its capitalization, capital allocation, communications with investors, ownership structure, board structure (including board composition) or operations of the Issuer, purchasing additional Shares, selling some or all of their Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares, or changing their intention with respect to any and all matters referred to in Item 4.

Item 5.	Interest in Securities of the Issuer.

(a)           The aggregate percentage of Shares reported owned by each person named herein is based upon 22,614,315 Shares outstanding as of June 7, 2013, which is the total number of Shares outstanding as reported in the Issuer’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on June 26, 2013.

As of the close of business on July 16, 2013, Engaged Capital Master I beneficially owned 1,043,805 Shares, constituting approximately 4.6% of the Shares outstanding. Each of Engaged Capital I and Engaged Capital Offshore, as feeder funds of Engaged Capital Master I, may be deemed to beneficially own the 1,043,805 Shares owned by Engaged Capital Master I, constituting approximately 4.6% of the Shares outstanding.

As of the close of business on July 16, 2013, Engaged Capital Master II beneficially owned 109,296 Shares, constituting less than 1% of the Shares outstanding.  Engaged Capital II, as a feeder fund of Engaged Capital Master II, may be deemed to beneficially own the 109,296 Shares owned by Engaged Capital Master II, constituting less than 1% of the Shares outstanding.

Engaged Capital, as the general partner and investment adviser of Engaged Capital Master I and Engaged Capital Master II, may be deemed to beneficially own the 1,153,101 Shares owned in the aggregate by Engaged Capital Master I and Engaged Capital Master II, constituting approximately 5.1% of the Shares outstanding. Engaged Holdings, as the managing member of Engaged Capital, may be deemed to beneficially own the 1,153,101 Shares owned in the aggregate by Engaged Capital Master I and Engaged Capital Master II, constituting approximately 5.1% of the Shares outstanding.  Mr. Welling, as the managing member and CIO of Engaged Capital and sole member of Engaged Holdings, may be deemed to beneficially own the 1,153,101 Shares owned in the aggregate by Engaged Capital Master I and Engaged Capital Master II, constituting approximately 5.1% of the Shares outstanding.

(b)           By virtue of their respective positions with Engaged Capital Master I, each of Engaged Capital I, Engaged Capital Offshore, Engaged Capital, Engaged Holdings and Mr. Welling may be deemed to have sole power to vote and dispose of the Shares reported owned by Engaged Capital Master I.

CUSIP NO. 008073108

By virtue of their respective positions with Engaged Capital Master II, each of Engaged Capital II, Engaged Capital, Engaged Holdings and Mr. Welling may be deemed to have sole power to vote and dispose of the Shares reported owned by Engaged Capital Master II.

Each Reporting Person, as a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed the beneficial owner of the Shares directly owned by the other Reporting Persons.  Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.

(c)           Schedule B annexed hereto lists all transactions in securities of the Issuer by the Reporting Persons during the past 60 days.

(d)           No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)           Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On July 16, 2013 the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law.  The Joint Filing Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

99.1
Joint Filing Agreement by and among Engaged Capital Master Feeder I, LP, Engaged Capital Master Feeder II, LP, Engaged Capital I, LP, Engaged Capital I Offshore, Ltd., Engaged Capital II, LP, Engaged Capital, LLC, Engaged Capital Holdings, LLC and Glenn W. Welling, dated July 16, 2013.

CUSIP NO. 008073108

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  July 16, 2013

Engaged Capital Master Feeder I, LP

By:	Engaged Capital, LLC General Partner

By:	/s/ Glenn W. Welling
	Name:	Glenn W. Welling
	Title:	Managing Member and Chief Investment Officer

Engaged Capital Master Feeder II, LP

By:	Engaged Capital, LLC General Partner

By:	/s/ Glenn W. Welling
	Name:	Glenn W. Welling
	Title:	Managing Member and Chief Investment Officer

Engaged Capital I, LP

By:	Engaged Capital, LLC General Partner

By:	/s/ Glenn W. Welling
	Name:	Glenn W. Welling
	Title:	Managing Member and Chief Investment Officer

Engaged Capital I Offshore, Ltd.

By:	/s/ Glenn W. Welling
	Name:	Glenn W. Welling
	Title:	Director

CUSIP NO. 008073108

Engaged Capital II, LP

By:	Engaged Capital, LLC General Partner

By:	/s/ Glenn W. Welling
	Name:	Glenn W. Welling
	Title:	Managing Member and Chief Investment Officer

Engaged Capital, LLC

By:	/s/ Glenn W. Welling
	Name:	Glenn W. Welling
	Title:	Managing Member and Chief Investment Officer

Engaged Capital Holdings, LLC

By:	/s/ Glenn W. Welling
	Name:	Glenn W. Welling
	Title:	Sole Member

/s/ Glenn W. Welling
Glenn W. Welling

CUSIP NO. 008073108

SCHEDULE A

Directors and Officers of Engaged Capital I Offshore, Ltd.

Name and Position	Principal Occupation	Principal Business Address	Citizenship

Glenn W. Welling Director*
Mark John Cook Director	Company Director	3rd Floor, Harbour Centre George Town, Grand Cayman Cayman Islands	Australia

Mark Victor Murray Director	Company Director	2F Landmark Square 64 Earth Close Seven Mile Beach Grand Cayman Cayman Islands	United Kingdom & British Overseas Territory Citizen (Cayman Islands)

*Mr. Welling is a Reporting Person and, as such, the information with respect to Mr. Welling called for by Item 2 of Schedule 13D is set forth therein.

CUSIP NO. 008073108

SCHEDULE B

Transactions in Securities of the Issuer During the Past Sixty Days

Shares of Common Stock Purchased/(Sold)	Price Per Share($)	Date of Purchase/Sale

ENGAGED CAPITAL MASTER FEEDER I, LP

28,900	19.7351	05/23/2013
45,787	20.0202	06/03/2013
(22,643)	19.8853	06/11/2013
(16,478)	19.8076	06/12/2013
(5,200)	19.7416	06/13/2013
(25,728)	19.6430	06/13/2013
(10,812)	19.7832	06/14/2013
(31,463)	19.7131	06/17/2013
(64,041)	19.6823	06/18/2013
(22,250)	19.6788	06/19/2013
(19,529)	19.6329	06/20/2013
(14,554)	19.6038	06/21/2013
(3,795)	19.5645	06/24/2013
24,858	20.0446	06/26/2013
45,125	20.0423	06/26/2013
72,200	20.0034	06/26/2013
72,350	20.0151	06/26/2013
363	19.9150	06/27/2013
45,050	20.0856	06/27/2013
21,359	20.1294	06/27/2013
31,616	20.0281	06/28/2013
16,058	20.1553	06/28/2013
19,200	20.4235	07/01/2013
28,321	20.1029	07/01/2013
9,612	20.2569	07/01/2013
19,273	20.0240	07/02/2013
31,400	20.9538	07/11/2013
8,850	20.5411	07/12/2013

CUSIP NO. 008073108

ENGAGED CAPITAL MASTER FEEDER II, LP

2,200	19.7351	05/23/2013
8,028	20.0202	06/03/2013
(2,200)	19.8853	06/11/2013
(2,000)	19.8076	06/12/2013
(700)	19.7416	06/13/2013
(2,781)	19.6430	06/13/2013
(860)	19.7832	06/14/2013
(3,500)	19.7131	06/17/2013
(6,923)	19.6823	06/18/2013
(2,150)	19.6788	06/19/2013
(2,300)	19.6329	06/20/2013
(1,850)	19.6038	06/21/2013
(410)	19.5645	06/24/2013
2,686	20.0446	06/26/2013
7,650	20.0151	06/26/2013
7,800	20.0034	06/26/2013
4,875	20.0423	06/26/2013
2,300	20.1294	06/27/2013
37	19.9150	06/27/2013
4,950	20.0856	06/27/2013
1,700	20.1553	06/28/2013
3,700	20.0281	06/28/2013
977	20.2569	07/01/2013
800	20.4235	07/01/2013
2,300	20.0240	07/02/2013
3,600	20.9538	07/11/2013
1,150	20.5411	07/12/2013